 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Pieris Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

720795202
(CUSIP Number)

May 15, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		137,592
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		137,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	137,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%
12	TYPE OF REPORTING PERSON

	PN

2

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		137,592
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		137,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	137,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%
12	TYPE OF REPORTING PERSON

	OO

3

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		107,264
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		107,264
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	107,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.1%
12	TYPE OF REPORTING PERSON

	PN

4

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		107,264
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		107,264
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	107,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.1%
12	TYPE OF REPORTING PERSON

	OO

5

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,312
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		9,312
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,312
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	PN

6

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,312
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		9,312
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,312
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	CO

7

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	BVF GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		244,856
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		244,856
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	244,856
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.5%
12	TYPE OF REPORTING PERSON

	OO

8

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		257,622
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		257,622
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,622
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.5%
12	TYPE OF REPORTING PERSON

	PN, IA

9

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		257,622
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		257,622
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,622
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.5%
12	TYPE OF REPORTING PERSON

	CO

10

CUSIP No. 720795202

1	NAME OF REPORTING PERSON

	Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		257,622
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		257,622
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,622
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.5%
12	TYPE OF REPORTING PERSON

	IN

11

CUSIP No. 720795202

Item 1(a).	Name of Issuer:

Pieris Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

225 Franklin Street, 26th Floor

Boston, MA 02110

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 720795202

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

720795202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 720795202

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on the date hereof, the Reporting Persons hold an aggregate of 85 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), convertible into an aggregate of 1,133 Shares. Each share of the Series A Preferred Stock is convertible into 13.34 Shares. The Series A Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), more than 9.99% of the number of Shares then issued and outstanding (the “Conversion A Limitation”). As of the close of business on the date hereof, the Conversion A Limitation prohibits the conversion of all of the Series A Preferred Stock held by the Reporting Persons.

As of the close of business on the date hereof, the Reporting Persons hold an aggregate of 4,026 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), convertible into an aggregate of 53,706 Shares. Each share of the Series B Preferred Stock is convertible into 13.34 Shares. The Series B Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of Shares then issued and outstanding (the “Conversion B Limitation”). As of the close of business on the date hereof, the Conversion B Limitation prohibits the conversion of all of the Series B Preferred Stock held by the Reporting Persons.

As of the close of business on the date hereof, the Reporting Persons hold an aggregate of 3,506 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”), convertible into an aggregate of 46,770 Shares. Each share of the Series C Preferred Stock is convertible into 13.34 Shares. The Series C Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of Shares then issued and outstanding (the “Conversion C Limitation”). As of the close of business on the date hereof, the Conversion C Limitation prohibits the conversion of all of the Series C Preferred Stock held by the Reporting Persons.

As of the close of business on the date hereof, the Reporting Persons hold an aggregate of 3,000 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”), convertible into an aggregate of 40,020 Shares. Each share of the Series D Preferred Stock is convertible into 13.34 Shares. The Series D Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of Shares then issued and outstanding (the “Conversion D Limitation”). As of the close of business on the date hereof, the Conversion D Limitation prohibits the conversion of all of the Series D Preferred Stock held by the Reporting Persons.

14

CUSIP No. 720795202

The Reporting Persons and certain Partners managed accounts (the “Partners Managed Accounts”) hold an aggregate of 5,000 shares of Series E Convertible Preferred Stock (the “Series E Preferred Stock”), convertible into an aggregate of 66,700 Shares. Each share of the Series E Preferred Stock is convertible into 13.34 Shares. The Series E Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of Shares then issued and outstanding (the “Conversion E Limitation”). As of the close of business on the date hereof, the Conversion E Limitation prohibits the conversion of all of the Series E Preferred Stock held by the Reporting Persons and the Partners Managed Accounts.

The Reporting Persons and the Partners Managed Accounts hold an aggregate of 46,999 Tranche C Warrants (the “C Warrants”) exercisable into an aggregate of 46,999 Shares. The C Warrants have an exercise price of $532.05 per Share. The C Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of Shares then issued and outstanding (the “C Warrants Blocker”). As of the close of business on the date hereof, the C Warrants Blocker prohibits the exercise of all of the C Warrants held by the Reporting Persons and the Partners Managed Accounts.

As of the close of business on the date hereof, (i) BVF beneficially owned 137,592 Shares, excluding (a) 27,787 Shares underlying the Series B Preferred Stock held by it, (b) 23,958 Shares issuable upon the conversion of the Series C Preferred Stock held by it, (c) 23,465 Shares issuable upon the conversion of the Series D Preferred Stock held by it, (d) 35,617 Shares issuable upon the conversion of the Series E Preferred Stock held by it, and (e) 23,966 Shares issuable upon the exercise of the C Warrants held by it, (ii) BVF2 beneficially owned 107,264 Shares, excluding (a) 22,131 Shares underlying the Series B Preferred Stock held by it, (b) 19,276 Shares issuable upon the conversion of the Series C Preferred Stock held by it, (c) 14,380 Shares issuable upon the conversion of the Series D Preferred Stock held by it, (d) 24,905 Shares issuable upon the conversion of the Series E Preferred Stock held by it, and (e) 19,283 Shares issuable upon the exercise of the C Warrants held by it, and (iii) Trading Fund OS beneficially owned 9,312 Shares, excluding (a) 1,133 Shares issuable upon the conversion of the Series A Preferred Stock held by it, (b) 3,788 Shares issuable upon the conversion of the Series B Preferred Stock held by it, (c) 3,535 Shares issuable upon the conversion of the Series C Preferred Stock held by it, (d) 2,174 Shares issuable upon the conversion of the Series D Preferred Stock held by it, (e) 2,147 Shares issuable upon the conversion of the Series E Preferred Stock held by it, and (e) 3,536 Shares issuable upon the exercise of the C Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 137,592 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 107,264 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 9,312 Shares beneficially owned by Trading Fund OS.

15

CUSIP No. 720795202

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 244,856 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 257,622 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts, including 3,454 Shares held in the Partners Managed Accounts, and excluding (a) 4,028 Shares issuable upon the exercise of the Series E Preferred Stock held in the Partners Managed Accounts, and (b) 214 Shares issuable upon the exercise of C Warrants held in the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 257,622 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 257,622 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 1,320,240 Shares outstanding as of May 9, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024.

As of the close of business on the date hereof, (i) BVF beneficially owned approximately 10.4% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 8.1% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 10.4% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 8.1% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 18.5% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 19.5% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

16

CUSIP No. 720795202

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF2 GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

17

CUSIP No. 720795202

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2024

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC, its general partner
		By:	BVF Partners L.P., its investment manager
By:	/s/ Mark N. Lampert	By:	BVF Inc., its general partner
Mark N. Lampert
	Chief Executive Officer	By:	/s/ Mark N. Lampert
Mark N. Lampert
President
BVF I GP LLC

By:	/s/ Mark N. Lampert	BVF GP HOLDINGS LLC
Mark N. Lampert
	Chief Executive Officer	By:	/s/ Mark N. Lampert
Mark N. Lampert
Chief Executive Officer
BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF II GP LLC, its general partner	BVF PARTNERS L.P.

By:	/s/ Mark N. Lampert	By:	BVF Inc., its general partner
Mark N. Lampert
	Chief Executive Officer	By:	/s/ Mark N. Lampert
Mark N. Lampert
President
BVF II GP LLC

By:	/s/ Mark N. Lampert	BVF INC.
Mark N. Lampert
	Chief Executive Officer	By:	/s/ Mark N. Lampert
Mark N. Lampert
President
BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member	/s/ Mark N. Lampert
By:	BVF Inc., its general partner	MARK N. LAMPERT

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

18